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                                                                    EXHIBIT 12
                                           IES UTILITIES INC.
                             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
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                                                                                 Twelve Months
                                         Year Ended  December 31,                     Ended
                             1992       1993       1994       1995       1996    March 31, 1997
                           (in thousands, except ratio of earnings to fixed charges)

Net income                  $  45,291  $  67,970  $  61,210  $  59,278  $  63,729  $     61,452

Federal and state
  income taxes                 20,723     37,963     37,966     41,095     43,092        41,502

      Net income before
        income taxes           66,014    105,933     99,176    100,373    106,821       102,954

Interest on long-term debt     35,689     34,926     37,942     36,375     37,048        37,909

Other interest                  3,939      5,243      3,630      8,085      6,666         7,219

Estimated interest
  component of rents            4,567      3,729      3,970      4,637      4,091         4,148

Fixed charges as defined       44,195     43,898     45,542     49,097     47,805        49,276

Earnings as defined         $ 110,209  $ 149,831  $ 144,718  $ 149,470  $ 154,626  $    152,230

Ratio of earnings to fixed
   charges (unaudited)           2.49       3.41       3.18       3.04       3.23          3.09


For the purposes of computation of these ratios (a) earnings have been calculated by adding fixed charges and federal and state income taxes to net income; (b) fixed charges consist of interest (including amortization of debt expense, premium and discount) on long-term and other debt and the estimated interest component of rents.

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